FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 28 August 2015

RBS Holdings N.V.

Gustav Mahlerlaan 350

1082 ME Amsterdam

PO BOX 12925

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

RBS Holdings N.V.

Interim results for the half year ended 30 June 2015

In the Interim results and unless specified otherwise, the terms 'company' or 'RBS Holdings' mean RBS Holdings N.V. which is the parent company of The Royal Bank of Scotland N.V. consolidated group of companies and associated companies (RBS N.V.). ‘RBSH Group’ or the ‘Group’ is the parent company and its consolidated subsidiaries and associated companies.

The Royal Bank of Scotland Group plc (RBSG) is the ultimate holding company of RBSH Group. RBS Group refers to RBSG and its consolidated subsidiaries and associated companies. RBS plc refers to The Royal Bank of Scotland plc.

The terms 'Consortium' and 'Consortium Members' refer to RBSG, Stichting Administratiekantoor Beheer Financiële Instellingen (the Dutch State, successor to Fortis) and Banco Santander S.A. (Santander) who jointly acquired RBS Holdings on 17 October 2007 through RFS Holdings B.V. (RFS Holdings).

Management’s report on the interim financial statements

The Managing Board declares that, to the best of its knowledge, the interim financial statements give a true and fair view, in all material respects, of the financial position and the results of RBS Holdings N.V. as at 30 June 2015 and for the six month period then ended.

Amsterdam

27 August 2015

Idzard van Eeghen

Acting Chairman of the Managing Board

Cornelis Visscher

Chief Financial Officer

Presentation of information

General information

The Group offers a range of banking products and financial services, principally in Europe and Asia.

In 2007, RFS Holdings B.V. (RFS Holdings), which was jointly owned by RBSG, Fortis (succeeded by the Dutch State in 2008) and Banco Santander S.A. (together the Consortium Members) completed the acquisition of RBS Holdings N.V..

RBS Holdings has one direct subsidiary, RBS N.V., a fully operational bank within RBSH Group. RBS N.V. is independently rated and regulated. Effective from 4 November 2014 the Dutch Central Bank was replaced as the main regulator by the European Central Bank (ECB) in conjunction with the Dutch Central Bank. Certain assets within RBS N.V. continue to be owned by the Dutch State or shared by the Consortium Members.

RBSG's shareholding in RFS Holdings is currently 97.72%. RFS Holdings is controlled by RBSG, which is incorporated in the UK and registered at 36 St Andrew Square, Edinburgh, Scotland. RBSG is the ultimate parent company of RBSH Group. The consolidated financial statements of RBSH Group are included in the consolidated financial statements of RBS Group.

Transfers of a substantial part of the business activities of RBS N.V. to The Royal Bank of Scotland plc (RBS plc)

Following the announcements in April 2011 by the Boards of RBSG, RBS plc, RBS Holdings and RBS N.V., a substantial part of the business activities of RBS N.V. had been successfully transferred to RBS plc by the end of 2012, with further transfers in 2013 and 2014. There have been no transfers in 2015, however the focus continues to be on further de-risking the balance sheet.

Financial review

Operating (loss)/profit

Operating loss before tax was €53 million compared with a profit of €61 million in the first half of 2014. The decline was due to a significant reduction in income, down €116 million, and impairment losses of €96 million compared with impairment releases of €17 million in H1 2014, which was partially offset by a decrease in operating expenses down €115 million.

Total income

Total income fell by €116 million, 45%, to €139 million from €255 million in the first half of 2014.

Net interest income

Net interest income fell by €117 million to a loss of €11 million, compared with income of €106 million in the first half of 2014, reflecting a reduction in interest receivable following the repayment of a loan to a fellow subsidiary in December 2014, the sale of a substantial portion of the legacy debt securities portfolio in Treasury and the overall run-down of banking book assets in CIB and RCR outpacing the reduction in liabilities.

Non-interest income

Non-interest income remained stable at €150 million. Income from trading activities was €5 million compared with a loss of €42 million in H1 2014, primarily due to improved results in credit and interest rate trading. Net fees and commissions fell by €15 million, 65%, to €8 million and other operating income declined by €31 million, 18%, to €137 million primarily reflecting a loss on disposal of securities of €95 million (30 June 2014 gain €7 million) in Treasury partially offset by an increase in income from associates.

Operating expenses

Operating expenses fell by €115 million, 55%, to €96 million from €211 million in the first half of 2014. Staff expenses decreased by €6 million, 15%, to €34 million resulting from planned business reduction in CIB and run off in RCR. Other administrative expenses declined by €113 million, 70%, to €49 million largely driven by a non-repeat of a litigation settlement recorded in H1 2014.

Impairment (losses)/releases

Impairment losses were €96 million compared with releases of €17 million in the first half of 2014. The losses in the first half of 2015 were primarily driven by a single exposure whereas the releases in the first half of 2014 reflected the release of latent provisions plus individual case releases.

Balance sheet

Total assets decreased by €5.1 billion, 22%, to €18.5 billion, primarily due to planned reductions in CIB and run off in RCR. The major movements were:

●	Loans and advances to banks decreased €1.0 billion, 13%, to €6.7 billion due to business disposals and run down.
●	Loans and advances to customers decreased €0.8 billion, 22%, to €2.8 billion primarily due to planned business reduction in CIB.
●	Debt securities and equity shares decreased €1.1 billion, 33%, to €2.2 billion, primarily due to the maturity and sale of securities in Treasury (€0.9 billion).
●	Derivative assets decreased €1.2 billion, 27%, to €3.2 billion and derivative liabilities decreased €1.6 billion, 35%, to €2.9 billion, mainly due to disposals.
●	Assets of disposal groups decreased €0.7 billion, 52%, to €0.6 billion primarily due to sales completed in the period.
●	Deposits by banks decreased €1.7 billion, 33%, to €3.5 billion, mainly due to a reduction in cash collateral held in respect of third party derivatives.
●	Customer accounts decreased by €1.0 billion, 34%, to €1.9 billion primarily due to the decrease in deposits in India and China.

Financial review

Capital

Capital ratios at 30 June 2015 were 17.0% (Common Equity Tier 1), 24.6% (Tier 1) and 35.0% (Total) compared with 16.2% (Common Equity Tier 1), 24.5% (Tier 1) and 33.9% (Total) at 31 December 2014. Risk-weighted assets are set out below.

	30 June	31 December
	2015	2014
RWAs by risk	€bn	€bn

Credit risk	17.5	18.2
Market risk	1.3	1.2
Operational risk	0.6	0.7

	19.4	20.1

Condensed consolidated income statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

Interest receivable	146	285
Interest payable	(157)	(179)

Net interest income	(11)	106

Fees and commissions receivable	14	30
Fees and commissions payable	(6)	(7)
Income/(loss) from trading activities	5	(42)
Other operating income	137	168

Non-interest income	150	149

Total income	139	255
Operating expenses	(96)	(211)

Profit before impairment losses	43	44
Impairment (losses)/releases	(96)	17

Operating (loss)/profit before tax	(53)	61
Tax credit/(charge)	1	(9)

(Loss)/profit from continuing operations	(52)	52
Profit from discontinued operations, net of tax	6	8

(Loss)/profit for the period attributable to controlling interests	(46)	60

Condensed consolidated statement of comprehensive income for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

(Loss)/profit for the period	(46)	60

Items that qualify for reclassification
Available-for-sale financial assets	61	378
Cash flow hedges	2	-
Currency translation	57	14

Other comprehensive income after tax	120	392

Total comprehensive income for the period attributable to controlling interests	74	452

Note:

(1)	Net tax (charge)/credit was nil in the half years ended 30 June 2015 and 30 June 2014.

Condensed consolidated balance sheet at 30 June 2015

	30 June	31 December
	2015	2014
	€m	€m

Assets
Cash and balances at central banks	731	1,135
Loans and advances to banks	6,683	7,696
Loans and advances to customers	2,773	3,539
Amounts due from the ultimate holding company	135	123
Debt securities and equity shares	2,167	3,243
Settlement balances	39	40
Derivatives	3,241	4,432
Deferred tax	32	34
Interests in associates	1,103	947
Prepayments, accrued income and other assets	958	1,105
Assets of disposal groups	602	1,257

Total assets	18,464	23,551

Liabilities
Bank deposits	3,485	4,542
Repurchase agreements and stock lending	-	636
Deposits by banks	3,485	5,178
Customer accounts	1,924	2,934
Debt securities in issue	901	1,017
Settlement balances and short positions	29	34
Derivatives	2,949	4,555
Accruals, deferred income and other liabilities	1,111	1,122
Deferred tax	97	88
Subordinated liabilities	4,377	5,104
Liabilities of disposal groups	44	46

Total liabilities	14,917	20,078
Equity attributable to controlling interests	3,547	3,473

Total liabilities and equity	18,464	23,551

Condensed consolidated statement of changes in equity for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

Share premium account
At beginning of period	2,660	2,924
Capital injection (1)	-	139
Distribution (2)	-	(103)

At end of period	2,660	2,960

Available-for-sale reserve
At beginning of period	(58)	(881)
Unrealised gains	(22)	374
Realised losses	83	4
Tax	1	-

At end of period	4	(503)

Cash flow hedging reserve
At beginning of period	(2)	-
Amount recognised in equity	2	-
Tax	(1)	-

At end period	(1)	-

Foreign exchange reserve
At beginning of period	(220)	(302)
Gains arising	57	13
Reclassification of foreign currency losses included in the income statement	-	1

At end of period	(163)	(288)

Retained earnings
At beginning of period	1,093	1,201
(Loss)/profit attributable to controlling interests
- continuing operations	(52)	52
- discontinued operations	6	8

At end of period	1,047	1,261

Equity attributable to controlling interests	3,547	3,430

Notes:

(1)	Relates to a capital injection from RFS Holdings BV reflecting amounts received by RFS Holdings BV from Santander (€72 million) and NL Financial Investments (€67 million).
(2)	Relates to a distribution to RFS Holdings BV to fund the repayment of its loan from ABN AMRO Bank.

Condensed consolidated cash flow statement for the half year ended 30 June 2015

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

Operating activities
Operating (loss)/profit before tax on continuing operations	(53)	61
Operating profit before tax on discontinued operations	13	13
Adjustments for non-cash items	415	(60)

Net cash inflow from trading activities	375	14
Changes in operating assets and liabilities	(878)	(3,202)

Net cash flows from operating activities before tax	(503)	(3,188)
Income taxes paid	-	(16)

Net cash flows from operating activities	(503)	(3,204)

Net cash flows from investing activities	969	2,567

Net cash flows from financing activities	(1,197)	(466)

Effects of exchange rate changes on cash and cash equivalents	50	82

Net decrease in cash and cash equivalents	(681)	(1,021)
Cash and cash equivalents at beginning of period	2,712	5,359

Cash and cash equivalents at end of period	2,031	4,338

Notes

1. Basis of preparation

The Group’s condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with the audited financial statements published in the 2014 Annual Report and Accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB, as adopted by the European Union (EU) (together IFRS).

The condensed consolidated interim financial statements are unaudited. In the opinion of management, all relevant disclosures necessary for an understanding of the changes in the consolidated financial position and performance of the Group since the end of the last annual reporting period have been made.

Going concern

A summary of the risk factors which could materially affect the Group’s future results are described on pages 28 and 29.

Having reviewed the Group’s forecasts and projections and considered the interim results of the RBS Group for the half year ended 30 June 2015, approved on 29 July 2015, which were prepared on a going concern basis, together with evidence that the RBS Group will continue to provide sufficient resources to the Group, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the interim financial statements for the half year ended 30 June 2015 have been prepared on a going concern basis.

2. Accounting policies

There have been no significant changes to the Group’s principal accounting policies as set out on pages 91 to 97 of the 2014 Annual Report and Accounts. Amendments to IFRSs effective for 2015 have not had a material effect on the results for the half year ended 30 June 2015.

Critical accounting policies and key sources of estimation uncertainty

The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to provisions for liabilities, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgments are described on pages 97 to 99 of the 2014 Annual Report and Accounts.

Notes

3. Impairment provisions

Impairment losses/(releases) charged to the income statement comprise:

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

Loan impairment releases	(14)	(26)
Charge/(release) under credit protection arrangements	8	(5)
Securities	102	14

Impairment losses/(releases)	96	(17)

The balance sheet loan impairment provisions at 30 June 2015 and 31 December 2014 were €114 million:

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

At beginning of period	114	195
Transfer to disposal groups	-	(23)
Currency translation and other adjustments	11	(11)
Amounts written-off	-	(19)
Recoveries of amounts previously written-off	3	1
Releases in the income statement	(14)	(26)

At end of period	114	117

There are no provisions in respect of loans and advances to banks.

4. Credit protection arrangements

The Group entered into two agreements with RBS plc under which it bought credit protection over the exposures held by the Group that were subject to RBS Group’s Asset Protection Scheme (APS) agreement with HM Treasury (HMT). These agreements cover 100% of losses on these assets. One agreement provides protection over a portfolio that includes significant exposure in the form of derivatives; the other covers assets that are measured at amortised cost. The former agreement is accounted for as a credit derivative. The second agreement meets the definition of a financial guarantee contract and is accounted for as such. RBS plc exited the APS effective 18 October 2012. The agreements are not impacted by RBS plc’s exit from the APS. As at 30 June 2015, all derivative exposures have been exited and there has been no change to the financial guarantee contract.

With effect from 1 January 2013, the Managing Board of the Group agreed with RBS plc to reduce the number of covered assets included in the agreements as a result of the progress made with the transfers to RBS plc during 2011 and 2012. Unamortised fees relating to the assets previously covered will be reimbursed by RBS plc. At 30 June 2015, €1.0 billion of assets were covered under the agreement (31 December 2014 - €1.0 billion), with an average remaining maturity of three years. At 30 June 2015, the carrying value of the prepaid fee for the financial guarantee contract was €5 million (31 December 2014 - €9 million).

Notes

5. Taxation

The actual tax credit/(charge) differs from the expected tax credit/(charge) computed by applying the standard Dutch corporation tax rate of 25% as follows:

	Half year ended
	30 June	30 June
	2015	2014
	€m	€m

(Loss)/profit before tax	(53)	61

Expected tax credit/(charge)	13	(15)
Losses in period where no deferred tax asset recognised	(82)	(9)
Foreign profits taxed at other rates	3	(1)
Items not allowed for tax	1	-
Non-taxable items (including recycling of foreign exchange reserve)	23	22
Losses brought forward and utilised	28	4
Reduction in carrying value of deferred tax liability/(asset) in respect of associates	1	(1)
Adjustments in respect of prior periods	14	(9)

Actual tax credit/(charge)	1	(9)

Notes

6. Segmental analysis

RBSH Group’s reportable segments are as follows:

●	Corporate & Institutional Banking (CIB).
●	RBS Capital Resolution (RCR).

	Half year ended
	30 June	30 June
	2015	2014
Analysis of operating profit/(loss)	€m	€m

Corporate & Institutional Banking	47	(64)
RCR	65	40
Central items	(165)	85

Total	(53)	61

	Half year ended
	30 June 2015			30 June 2014*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	€m	€m	€m	€m	€m	€m

Corporate & Institutional Banking	153	71	224	186	127	313
RCR	123	78	201	55	126	181
Central items	26	17	43	200	47	247

	302	166	468	441	300	741
Eliminations	-	(166)	(166)	-	(300)	(300)

Total	302	-	302	441	-	441

*Restated

	30 June 2015		31 December 2014
	Assets	Liabilities	Assets	Liabilities
Total assets and liabilities	€m	€m	€m	€m

Corporate & Institutional Banking	8,248	6,249	12,301	12,370
RCR	2,320	1,768	3,834	3,656
Central items	7,270	6,399	6,802	3,552

	17,838	14,416	22,937	19,578
Reconciling item:
Dutch state acquired business	626	501	614	500

Total	18,464	14,917	23,551	20,078

Notes

7. Financial instruments: Classification

The following tables analyse the Group’s financial assets and liabilities in accordance with the categories of financial instruments in IAS 39 with assets and liabilities outside the scope of IAS 39 shown separately.

	Financial instruments					Other
					Amortised	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	cost	liabilities	Total
30 June 2015	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-	-	731			731
Loans and advances to banks	110	-	-	6,573			6,683
Loans and advances to customers	150	-	-	2,623			2,773
Amounts due from ultimate holding company	-	-	-	135			135
Debt securities	141	154	1,590	25			1,910
Equity shares	107	107	43				257
Settlement balances	-	-	-	39			39
Derivatives	3,241						3,241
Deferred tax						32	32
Interests in associates						1,103	1,103
Prepayments, accrued income and other assets	-	-	-	-		958	958
Assets of disposal groups						602	602

	3,749	261	1,633	10,126		2,695	18,464

Liabilities

Deposits by banks	289	-			3,196		3,485
Customer accounts	311	-			1,613		1,924
Debt securities in issue	5	498			398		901
Settlement balances and short positions	-	-			29		29
Derivatives	2,949						2,949
Accruals, deferred income and other liabilities	-	-			84	1,027	1,111
Deferred tax						97	97
Subordinated liabilities	-	652			3,725		4,377
Liabilities of disposal groups						44	44

	3,554	1,150			9,045	1,168	14,917

Equity							3,547

							18,464

Notes:

(1)	Held-for-trading.
(2)	Designated as at fair value
(3)	Available-for-sale.
(4)	Loans and receivables.

Notes

7. Financial instruments: Classification (continued)

	Financial instruments					Other	Total
					Amortised	assets/
	HFT (1)	DFV (2)	AFS (3)	LAR (4)	cost	liabilities
31 December 2014	€m	€m	€m	€m	€m	€m	€m

Assets
Cash and balances at central banks	-	-	-	1,135			1,135
Loans and advances to banks	336	-	-	7,360			7,696
Loans and advances to customers	267	-	-	3,272			3,539
Amounts due from ultimate holding company				123			123
Debt securities	160	148	2,649	26			2,983
Equity shares	125	93	42				260
Settlement balances	-	-	-	40			40
Derivatives	4,432						4,432
Deferred tax						34	34
Interests in associates						947	947
Prepayments, accrued income and other assets	-	-	-	-		1,105	1,105
Assets of disposal groups						1,257	1,257

	5,320	241	2,691	11,956		3,343	23,551

Liabilities

Deposits by banks	1,131	-			4,047		5,178
Customer accounts	335	-			2,599		2,934
Debt securities in issue	3	590			424		1,017
Settlement balances and short positions	2	-			32		34
Derivatives	4,555						4,555
Accruals, deferred income and other liabilities	-	-			13	1,109	1,122
Deferred tax						88	88
Subordinated liabilities	-	666			4,438		5,104
Liabilities of disposal groups						46	46

	6,026	1,256			11,553	1,243	20,078
Equity							3,473

							23,551

For the notes to this table refer to the previous page

Notes

7. Financial instruments (continued)

Financial instruments carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques, inputs to valuation models and discussion on level 3 sensitivities related to all financial instruments measured at fair value on a recurring basis are included in the 2014 Annual Report and Accounts. There have been no material changes to valuation or levelling approaches in the half year to 30 June 2015.

The following tables show financial instruments carried at fair value on the Group’s balance sheet by valuation hierarchy - level 1, level 2 and level 3.

	30 June 2015				31 December 2014
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	€bn	€bn	€bn	€bn	€bn	€bn	€bn	€bn

Assets
Loans and advances	-	0.2	-	0.2	-	0.6	-	0.6
Debt securities	0.3	1.6	-	1.9	0.7	2.3	-	3.0
Equity shares	0.1	0.1	0.1	0.3	0.1	0.1	0.1	0.3
Derivatives	-	3.1	0.1	3.2	-	4.3	0.1	4.4

	0.4	5.0	0.2	5.6	0.8	7.3	0.2	8.3

Proportion	7.1%	89.3%	3.6%	100%	9.6%	88.0%	2.4%	100%

Liabilities
Deposits	-	0.5	0.1	0.6	-	1.4	-	1.4
Debt securities in issue	-	0.5	-	0.5	-	0.5	0.1	0.6
Derivatives	-	2.8	0.1	2.9	-	4.5	0.1	4.6
Subordinated liabilities	-	0.7	-	0.7	-	0.7	-	0.7

	-	4.5	0.2	4.7	-	7.1	0.2	7.3

Proportion	-	95.7%	4.3%	100%	-	97.3%	2.7%	100%

Notes:

(1)

Level 1: valued using unadjusted quoted prices in active markets, for identical financial instruments.

Level 2: valued using techniques based significantly on observable market data. Instruments in this category are valued using:

       (a) quoted prices for similar instruments or identical instruments in markets which are not considered to be active; or

       (b) valuation techniques where all the inputs that have a significant effect on the valuations are directly or indirectly based on observable market data.

Level 3: instruments in this category have been valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, the Group determines a reasonable level for the input.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.
(3)	The Group does not have any material liabilities measured at fair value that are issued with an inseparable third party credit enhancement.
(4)

Level 3 instruments were €0.2 billion for both assets and liabilities (31 December 2014 - €0.2 billion assets and liabilities). In 2015 there were no movements during the period for both assets and liabilities and amounts recognised in other comprehensive income were not material. 31 December 2014 - the decrease during the year primarily related to €0.2 billion sales for both assets and liabilities and income statement losses of €0.1 billion on assets and gains of €0.1 billion on liabilities. Transfers from level 2 to 3 were €66 million assets and €33 million liabilities. There were no material transfers from level 3 to level 2. Amounts recognised in other comprehensive income were not material. The amount of the total gains or losses included in profit or loss that is attributable to the change in unrealised gains or losses relating to those assets and liabilities held at the end of the reporting period was not material for any period presented.

Notes

7. Financial instruments (continued)

Fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	30 June 2015		31 December 2014
	Carrying value	Fair value	Carrying value	Fair value
	€m	€m	€m	€m

Financial assets
Loans and advances to banks	6,573	6,599	7,360	7,383
Loans and advances to customers	2,623	2,523	3,272	3,213
Amounts due from the ultimate holding company	135	135	123	123
Debt securities	25	25	26	26

Financial liabilities
Deposits by banks	1,235	1,255	3,680	3,698
Customer accounts	938	934	1,726	1,717
Debt securities in issue	398	398	424	424
Subordinated liabilities	3,725	3,677	4,438	4,374

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions could significantly affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

For the following short-term financial instruments, fair value approximates to carrying value: cash and balances at central banks, items in the course of collection from and transmission to other banks, settlement balances and demand deposits. These are excluded from the table above.

8. Contingent liabilities and commitments
	30 June	31 December
	2015	2014
	€m	€m

Contingent liabilities
Guarantees and assets pledged as collateral security	5,565	5,694
Other	1,497	1,444

	7,062	7,138

Commitments
Undrawn formal standby facilities, credit lines and other commitments to lend	551	648
Other	58	273

	609	921

Contingent liabilities and commitments	7,671	8,059

Additional contingent liabilities arise in the normal course of the Group’s business. It is not anticipated that any material loss will arise from these transactions.

Notes

9. Litigation, investigations and reviews

Litigation, arbitration, investigations and reviews

RBSH Group and other members of RBS Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action in the Netherlands, the United Kingdom, the European Union, the United States and other jurisdictions.

RBSH Group recognises a provision for a liability in relation to these matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation. While the outcome of the legal proceedings, investigations, and regulatory and governmental matters in which RBSH Group is involved is inherently uncertain, the directors believe that, based on the information available to them, appropriate provisions have been made in respect of legal proceedings, investigations, and regulatory and governmental matters as at 30 June 2015. The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS Group’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBSH Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are also situations where RBSH Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations even for those matters for which RBSH Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBSH Group has recognised. Where (and as far as) it is indicated that liability cannot be reasonably estimated, no provision has been recognised.

RBSH Group may not be directly involved in all of the following litigation, arbitration, investigations and reviews but due to the potential implications to RBS Group of such litigation, arbitration, investigations and reviews, if a final outcome is adverse to RBS Group it may also have an adverse effect on RBSH Group. Other than those discussed below, no member of RBSH Group is or has been involved in governmental, legal or regulatory proceedings (including those which are pending or threatened) that are expected to be material individually or in aggregate. RBS Group expects that in future periods additional provisions, settlement amounts, and customer redress payments will be necessary, in amounts that are expected to be material in some instances.

Notes

9. Litigation, investigations and reviews (continued)

Litigation

Madoff

In December 2010, Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, filed a clawback claim against RBS N.V. in New York bankruptcy court. In the operative complaint, filed in August 2012, the trustee seeks to recover US$75.8 million in redemptions that RBS N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that RBS N.V. allegedly received from its swap counterparties at a time when RBS N.V. allegedly ‘knew or should have known of Madoff’s possible fraud.’ The Trustee alleges that those transfers were preferences or fraudulent conveyances under the US bankruptcy code and New York law and he asserts the purported right to claw them back for the benefit of Madoff’s estate. A further claim, for US$21.8 million, was filed in October 2011. This matter is subject to pre-discovery motions to dismiss the claims against RBS N.V..

London Interbank Offered Rate (LIBOR)

Certain members of RBS Group have been named as defendants in a number of class actions and individual claims filed in the US with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints are substantially similar and allege that certain members of RBS Group and other panel banks individually and collectively violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Most of the USD LIBOR-related actions in which RBS Group companies are defendants, including all purported class actions relating to USD LIBOR, have been transferred to a coordinated proceeding in the United States District Court for the Southern District of New York. In the coordinated proceeding, consolidated class action complaints were filed on behalf of (1) exchange-based purchaser plaintiffs, (2) over-the-counter purchaser plaintiffs, and (3) corporate debt purchaser plaintiffs. In orders dated 29 March 2013 and 23 June 2014, the Court dismissed plaintiffs' antitrust claims and claims under RICO (Racketeer Influenced and Corrupt Organizations Act), but declined to dismiss (a) certain Commodities Exchange Act claims on behalf of persons who transacted in Eurodollar futures contracts and options on futures contracts on the Chicago Mercantile Exchange (on the theory that defendants' alleged persistent suppression of USD LIBOR caused loss to plaintiffs), and (b) certain contract and unjust enrichment claims on behalf of over-the-counter purchaser plaintiffs who transacted directly with a defendant.

The Court’s dismissal of plaintiffs’ antitrust claims is currently on appeal to the United States Court of Appeals for the Second Circuit. Over 35 other USD LIBOR-related actions involving RBS Group, including purported class actions on behalf of lenders and mortgage borrowers, are subject to motions to dismiss that are being litigated. Discovery has been stayed in all cases in the coordinated proceeding pending further order from the Court.

Certain members of RBS Group have also been named as defendants in class actions relating to (i) JPY LIBOR and Euroyen TIBOR, (ii) Euribor, (iii) Swiss Franc LIBOR and (iv) Pound sterling LIBOR, all of which are pending in the United States District Court for the Southern District of New York. On 28 March 2014, the Court in the action relating to Euroyen TIBOR futures contracts dismissed the plaintiffs’ antitrust claims, but refused to dismiss their claims under the Commodity Exchange Act for price manipulation.

Details of LIBOR investigations and their outcomes affecting RBS Group are set out under ‘Investigations and reviews’ on page 22.

Notes

9. Litigation, investigations and reviews (continued)

World Online

In November 2009, the Supreme Court in the Netherlands issued a declaratory judgment against World Online International N.V. (World Online), Goldman Sachs International and ABN AMRO Bank N.V. (now RBS N.V.) in relation to claims arising out of the World Online initial public offering of 2000. It held that these defendants had committed certain wrongful acts in connection with the initial public offering. The judgment did not establish liability or the amount of any loss. The defendant banks have paid settlement sums to certain investors. The potential claim that was brought to RBSH Group's attention in December 2011 was issued in June 2014. It is on behalf of a group of individuals linked to a company acquired by World Online in 2000. RBSH Group does not believe that such settlements or any final liability or loss will have a material adverse effect on RBSH Group's financial position or profitability.

CPDO Litigation

CPDO claims have been served on RBS N.V. in England, the Netherlands and Australia, and on RBS Group in England relating to the sale of a type of structured financial product known as a constant proportion debt obligation (CPDO). The claims in the Netherlands have been stayed pending the outcome of the claims in England. In November 2012, the Federal Court of Australia issued a judgment against RBS N.V. and others in one such case, holding that RBS N.V. and others committed certain wrongful acts in connection with the rating and sale of the CPDO. In March 2013, RBS N.V. was ordered to pay A$19.7 million. RBS N.V. appealed this decision and the appeal court found against RBS N.V. in May 2014. The decision is not being further appealed. RBS N.V. made the required payments totalling A$19.7 million in March and April 2013. The judgment may potentially have significance to the other claims served and to any future similar claims.

RiverCity

In 2005 RBS Group (Australia) Pty Ltd (RBSGA), previously ABN AMRO Australia Pty Limited, a member of RBSH Group, was a member of a consortium that appointed AECOM Australia Pty Ltd (formerly known as Maunsell Australia Pty Ltd) (AECOM) to forecast traffic for the Clem7 Tunnel in Brisbane, Australia. Three sets of proceedings have been brought against AECOM.

The first (Hopkins v AECOM) is a class action relating to the initial public offer of units to retail investors in the RiverCity Motorway Group, which operated the Clem7 Tunnel. The claim relates to allegations that the IPO disclosure was defective, particularly in relation to traffic volume forecasts by AECOM. The second and third proceedings (RiverCity v AECOM and Portigon v AECOM), involve claims of negligent misstatement and misleading or deceptive conduct in the issuance of traffic forecasts. In all three proceedings AECOM filed a number of cross-claims for contribution in the event it is found liable, including against RBSGA. On 18 July 2014, the court refused to allow the cross-claims to proceed, except in the case of Hopkins v AECOM. Discovery is almost complete.

Credit Default Swap Antitrust Litigation

Certain members of RBS Group, as well as a number of other financial institutions, are defendants in a consolidated antitrust class action pending in the United States District Court for the Southern District of New York. The plaintiffs allege that defendants violated the US antitrust laws by restraining competition in the market for credit default swaps through various means and thereby causing inflated bid-ask spreads for credit default swaps. In September 2014, the Court denied the defendants’ motion to dismiss this matter. The RBS Group defendants have reached an agreement to settle this matter, subject to documentation and approval of the Court. The settlement amount is covered by existing provisions.

Notes

9. Litigation, investigations and reviews (continued)

Fondazione Monte dei Paschi di Siena

A claim for €285.9 million was brought by Fondazione Monte dei Paschi di Siena (FMPS) in July 2014 against former directors and 13 syndicate banks, including RBS N.V., in connection with an Italian law-governed term facility agreement for €600 million dated 4 June 2011. The claim is a civil action based on a non-contractual liability arising from the alleged breach of the by-laws of FMPS which set a 20 per cent limit for its debt to equity ratio (the Ratio). The lenders are alleged to have aided and abetted the former directors of FMPS to breach the Ratio. It is alleged that as sophisticated financial institutions, each lender should have known FMPS’s financial situation, including its debt to equity ratio, and that putting the facility in place would cause it to breach the Ratio. RBS N.V. will defend the claim and the first hearing is scheduled for 6 October 2015.

Freeman v. HSBC Holdings PLC and others

On 10 November 2014, RBS N.V. and certain other financial institutions (HSBC, Barclays, Standard Chartered, Credit Suisse, and Bank Saderat) were named as defendants in a complaint filed by a number of United States nationals (or their estates, survivors, or heirs), most of whom are or were United States military personnel, who were killed or injured in more than 70 attacks in Iraq between 2004 and 2011. The attacks were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, RBS N.V. and the other defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Antiterrorism Act, by agreeing to engage in "stripping" of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. On 2 April 2015, the plaintiffs filed an amended complaint adding Commerzbank as an additional defendant. On 29 May 2015, the defendants filed a motion to dismiss the amended complaint in this matter.

Arbitration

Greek Bonds

RBS N.V. and ABN AMRO Bank N.V. are in dispute over the ownership of economic exposure to certain Greek bonds. ABN AMRO Bank N.V. has commenced arbitration proceedings, claiming approximately €70 million, against RBS N.V..

Notes

9. Litigation, investigations and reviews (continued)

Investigations and reviews

RBSH Group’s businesses and financial condition can be affected by the fiscal or other policies and actions of various governmental and regulatory authorities in the Netherlands, the United Kingdom, the European Union (EU), the United States and elsewhere. RBSH Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the United Kingdom, the EU, the United States and elsewhere, on an ongoing and regular basis regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition, anti-trust, anti-bribery, anti-money laundering and sanctions regimes. It is possible that any matters discussed or identified may result in investigatory or other action being taken by governmental and regulatory authorities, increased costs being incurred by RBSH Group, remediation of systems and controls, public or private censure, restriction of RBSH Group’s business activities or fines. Any of the events or circumstances mentioned below could have a material adverse effect on RBSH Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it. RBSH Group is co-operating fully with the investigations and reviews described below.

LIBOR, other trading rates and foreign exchange trading

In February 2013 RBS Group announced settlements with the Financial Services Authority (FSA) in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions, communications and procedures around the setting of LIBOR. RBS Group agreed to pay penalties of £87.5 million, US$325 million and US$150 million to these authorities respectively to resolve the investigations. As part of the agreement with the DOJ, RBS plc entered into a Deferred Prosecution Agreement (DPA) in relation to one count of wire fraud relating to Swiss Franc LIBOR and one count for an antitrust violation relating to Yen LIBOR.

In addition, on 12 April 2013, RBS Securities Japan Limited entered a plea of guilty to one count of wire fraud relating to Yen LIBOR and on 6 January 2014, the US District Court for the District of Connecticut entered a final judgment in relation to the conviction of RBS Securities Japan Limited pursuant to the plea agreement.

On 17 April 2015, following expiry of the DPA, the DOJ filed a motion seeking dismissal of the criminal information underlying the DPA. On 21 April 2015, the US District Court in Connecticut granted the motion and ordered the charges dismissed; as a result, the DPA is of no further effect.

In February 2014, RBS Group paid settlement penalties of approximately €260 million and €131 million to resolve investigations by the European Commission (EC) into Yen LIBOR competition infringements and EURIBOR competition infringements respectively. This matter is now concluded.

Notes

9. Litigation, investigations and reviews (continued)

In July 2014, RBS N.V. and RBS plc entered into an Enforceable Undertaking with the Australian Securities and Investments Commission (ASIC) in relation to potential misconduct involving the Australian Bank Bill Swap Rate. RBS N.V. and RBS plc undertake in the Enforceable Undertaking to (a) comply with existing undertakings arising out of the February 2013 settlement with the United States Commodity Futures Trading Commission as they relate to Australian Benchmark Interest Rates, (b) implement remedial measures with respect to its trading in Australian reference bank bills and (c) appoint an independent compliance expert to review and report on RBS N.V.’s and RBS plc’s implementation of such remedial measures. The remediation measures include ensuring appropriate records retention, training, communications surveillance and trading reviews are in place. As part of the Enforceable Undertaking, RBS N.V. and RBS plc also agreed to make a voluntary contribution of A$1.6 million to fund independent financial literacy projects in Australia.

On 21 October 2014, the EC announced its findings that RBS Group and one other financial institution had participated in a bilateral cartel aimed at influencing the Swiss franc LIBOR benchmark interest rate between March 2008 and July 2009. RBS Group agreed to settle the case with the EC and received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation. Also on 21 October 2014, the EC announced its findings that RBS Group and three other financial institutions had participated in a related cartel on bid-ask spreads of Swiss franc interest rate derivatives in the European Economic Area (EEA). Again, RBS Group received full immunity from fines for revealing the existence of the cartel to the EC and co-operating closely with the EC’s ongoing investigation.

RBS Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia, into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, and non-deliverable forwards. RBS Group is providing information and documents to the CFTC and the DOJ as part of an investigation into the setting of USD, EUR and GBP ISDAFIX and related trading activities. RBS Group understands that the CFTC investigation is at an advanced stage. RBS Group is also under investigation by competition authorities in a number of jurisdictions stemming from the actions of certain individuals in the setting of LIBOR and other trading rates, as well as interest rate-related trading. At this stage, as there remains considerable uncertainty around the outcome of these investigations, it is not practicable reliably to estimate the aggregate impact, if any, on RBS Group which may be material.

Foreign exchange related investigations

In November 2014, RBS plc reached a settlement with the FCA in the United Kingdom and the United States Commodity Futures Trading Commission (CFTC) in relation to investigations into failings in RBSG’s FX businesses within its Corporate & Institutional Banking (CIB) segment. RBS plc agreed to pay penalties of £217 million to the FCA and US$290 million to the CFTC to resolve the investigations. The fines were paid on 19 November 2014.

On 20 May 2015, RBS plc announced that it had reached settlements with the DOJ and the Board of Governors of the Federal Reserve System (Federal Reserve) in relation to investigations into its FX business within its CIB segment. RBS plc has agreed to pay penalties of US$395 million to the DOJ and US$274 million to the Federal Reserve to resolve the investigations. The fines are fully covered by existing provisions.

Notes

9. Litigation, investigations and reviews (continued)

As part of its plea agreement with the DOJ, RBS plc pled guilty in the United States District Court for the District of Connecticut to a one-count information charging an antitrust conspiracy. RBS plc admitted that it knowingly, through one of its euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the euro/US dollar currency pair exchanged in the FX spot market. The charged conspiracy occurred between as early as December 2007 to at least April 2010. Pursuant to the plea agreement (which is publicly available), the DOJ and RBS plc have agreed jointly to recommend to the Court that it impose a sentence consisting of a US$395 million criminal fine and a term of probation, which among other things, would prohibit RBS plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and require RBS plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). If RBS plc is sentenced to a term of probation, a violation of the terms of probation could lead to the imposition of additional penalties.

RBS plc and RBS Securities Inc. have also entered into a cease and desist order with the Federal Reserve relating to FX and other designated market activities (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, RBS plc and RBS Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. RBS plc and RBS Securities Inc. are obligated to implement and comply with these programs after they are approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

RBS Group is responding to investigations and inquiries from other governmental and regulatory authorities on similar issues relating to failings in its FX business within its CIB segment, including with respect to potential collateral consequences of the RBS plc guilty plea described above. The timing and amount of financial penalties with respect to any further settlements and related litigation risks and collateral consequences remain uncertain and could be material.

On 21 July 2014, the Serious Fraud Office in the UK announced that it was launching a criminal investigation into allegations of fraudulent conduct in the foreign exchange market, apparently involving multiple financial institutions. At this stage, as there remains considerable uncertainty around the outcome of this investigation it is not practicable reliably to estimate the aggregate impact, if any, on RBSH Group which may be material.

Notes

9. Litigation, investigations and reviews (continued)

Governance and risk management consent order

In July 2011, RBS Group agreed with the Board of Governors of the Federal Reserve System, the New York State Banking Department, the Connecticut Department of Banking, and the Illinois Department of Financial and Professional Regulation to enter into a consent Cease and Desist Order (Governance Order) (which is publicly available) to address deficiencies related to governance, risk management and compliance systems and controls in RBS plc and RBS N.V. branches. In the Governance Order, RBS Group agreed to create the following written plans or programmes:

•         a plan to strengthen board and senior management oversight of the corporate governance, management, risk management, and operations of RBS Group’s U.S. operations on an enterprise-wide and business line basis;

•         an enterprise-wide risk management programme for RBS Group’s U.S. operations;

•         a plan to oversee compliance by RBS Group’s U.S. operations with all applicable U.S. laws, rules, regulations, and supervisory guidance;

•         a Bank Secrecy Act/anti-money laundering compliance programme for the RBS plc and RBS N.V. branches in the U.S. (the U.S. Branches) on a consolidated basis;

•         a plan to improve the U.S. Branches’ compliance with all applicable provisions of the Bank Secrecy Act and its rules and regulations as well as the requirements of Regulation K of the Federal Reserve;

•         a customer due diligence programme designed to reasonably ensure the identification and timely, accurate, and complete reporting by the U.S. Branches of all known or suspected violations of law or suspicious transactions to law enforcement and supervisory authorities, as required by applicable suspicious activity reporting laws and regulations; and

•         a plan designed to enhance the U.S. Branches’ compliance with Office of Foreign Assets Control (OFAC) requirements.

The Governance Order identified specific items to be addressed, considered, and included in each proposed plan or programme. RBS Group also agreed in the Governance Order to adopt and implement the plans and programmes after approval by the regulators, to comply fully with the plans and programmes thereafter, and to submit to the regulators periodic written progress reports regarding compliance with the Governance Order. RBS Group has created, submitted, and adopted plans and/or programmes to address each of the areas identified above. In connection with RBS Group's efforts to implement these plans and programmes, it has, among other things, made investments in technology, hired and trained additional personnel, and revised compliance, risk management, and other policies and procedures for RBS Group's US operations. RBS Group continues to test the effectiveness of the remediation efforts it has undertaken to ensure they are sustainable and meet regulators' expectations. Furthermore, RBS Group continues to work closely with the regulators in its efforts to fulfil its obligations under the Governance Order, which will remain in effect until terminated by the regulators.

RBS Group may be subject to formal and informal supervisory actions and may be required by its US banking supervisors to take further actions and implement additional remedial measures with respect to these and additional matters. RBS Group's activities in the United States may be subject to significant limitations and/or conditions.

Notes

9. Litigation, investigations and reviews (continued)

US dollar processing consent order

In December 2013 RBSG and RBS plc agreed a settlement with the Board of Governors of the Federal Reserve System (Fed), the New York State Department of Financial Services (DFS), and the Office of Foreign Assets Control (OFAC) with respect to RBS plc’s historical compliance with US economic sanction regulations outside the US. As part of the settlement, RBSG and RBS plc entered into a consent Cease and Desist Order with the Fed (US Dollar Processing Order), which remains in effect until terminated by the Fed. The US Dollar Processing Order (which is publicly available) indicated, among other things, that RBSG and RBS plc lacked adequate risk management and legal review policies and procedures to ensure that activities conducted outside the United States comply with applicable OFAC regulations. RBS Group agreed to create an OFAC compliance programme to ensure compliance with OFAC regulations by RBS Group’s global business lines outside of the United States, and to adopt, implement, and comply with the programme. Prior to and in connection with the US Dollar Processing Order, RBS Group has made investments in technology, hired and trained personnel, and revised compliance, risk management, and other policies and procedures.

One of the requirements RBS Group agreed in the US Dollar Processing Order (as part of the OFAC compliance programme) was to hire an independent consultant to conduct an annual OFAC compliance review of compliance policies and their implementation and an appropriate risk-focused sampling of US dollar payments. RBS Group appointed the independent consultant and their review was submitted to the authorities on 14 June 2015. In addition, pursuant to requirements of the US Dollar Processing Order, RBS Group has provided the required written submissions, including quarterly updates, in a timely manner.

10. Related party transactions

Related party transactions in the half year ended 30 June 2015 were similar in nature to those for the year ended 31 December 2014.

Full details of the Group’s related party transactions for the year ended 31 December 2014 are included in the 2014 Annual Report and Accounts.

11. Rating agencies

During H1 2015, Moody’s Investors Service (‘Moody’s’), Fitch Ratings (‘Fitch’) and Standard & Poor’s Rating Services (‘S&P’s’) concluded their review of RBS Group and certain other UK and international banks in response to changes in banking regulation. As a consequence of these reviews, the rating agencies:

●	Noted a reduced likelihood of sovereign support for banks operating in countries with well-advanced and effective resolution regimes; and

●	Implemented new methodologies that take into consideration additional loss-absorbing capital which the new regulation requires banks to build.

Notes

11. Rating agencies (continued)

The resulting changes in ratings for The Royal Bank of Scotland Group plc (RBSG plc) and certain of its subsidiaries are set out in the table below:

	Moody’s				S&P’s				Fitch
	Current rating		Previous rating		Current rating		Previous rating		Current rating		Previous rating
	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term	Short term

The Royal Bank of Scotland Group plc (1)	Ba1	NP	Baa2	P-2	BBB-	A-3	BBB-	A-3	BBB+	F2	A	F1

The Royal Bank of Scotland plc	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

Royal Bank of Scotland N.V.	A3	P-2	Baa1	P-2	BBB+	A-2	A-	A-2	BBB+	F2	A	F1

Note:

(1)	Moody’s ratings for The Royal Bank of Scotland Group plc are considered to be below investment grade.

Outlook

Following these changes Moody’s, Fitch and S&P’s have changed their outlook for RBSG plc and subsidiaries to ‘Stable’.

12. Date of approval

The interim results for the half year ended 30 June 2015 were approved by the Supervisory Board on 27 August 2015.

13. Post balance sheet events

There have been no significant events between 30 June 2015 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

Summary risk factors

Set out below is a summary of the principal risks which could adversely affect the RBSH Group and RBS N.V.; it should be read in conjunction with the Capital and risk  management section on pages 23 to 72 of the 2014 Annual Report and Accounts (2014 R&A). RBSH Group is a principal subsidiary of RBSG and accordingly, risk factors which relate to RBSG and RBS Group will also be of relevance to RBSH Group and RBS N.V.. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. A fuller description of these and other risk factors is included on pages 167 to 178 of the 2014 R&A.

•       RBSH Group is reliant on the RBS Group as it receives capital, liquidity and funding support from the RBS Group and its banking operations function on the RBS Group’s integrated global infrastructure, and such reliance will increase as RBSH Group continues to divest a number of its businesses and portfolios.

•       The RBS Group’s restructuring of its CIB business will impact RBSH Group as well as the planned transfers or sale of a substantial part of the business activities of RBS N.V. and the execution and/or delay in the execution or non-completion of the approved transfers or sale of such business activities may have a material adverse effect on RBSH Group. There is no assurance that RBSH Group will be able to sell and/or run-down the remaining businesses they are seeking to exit or sell asset portfolios either on favourable economic terms to RBSH Group or at all, and RBSH Group will remain exposed to prevailing market conditions as well as risks relating to liabilities, obligations and/or indemnities arising in connection with such sales or transfers.

•       Operational risks are inherent in RBSH Group’s businesses and these risks will increase as a result of the restructuring of the RBS Group’s CIB business. RBSH Group’s operations are also highly dependent on its information technology systems and RBSH Group is exposed to the risk of cyber-attacks and other cyber security threats.

•       The RBS Group has started implementing the ring-fence of its retail banking operations in the UK which must be in place by 2019, and which may impact RBSH Group if the remaining disposals of its business are not completed by that date.

•       RBS Group and RBSH Group are subject to a number of legal, regulatory and governmental actions and investigations (including active civil and criminal investigations). Unfavourable outcomes in such actions and investigations could result in restrictions or limitations on RBSH Group’s operations, give rise to additional legal claims or have a material adverse effect on RBSH Group’s operating results, investor confidence, capital position or reputation. It is expected that the RBS Group and RBSH Group will continue to have a material exposure to litigation and governmental and regulatory proceedings and investigations in the short to medium term.

•       RBSH Group may be unable to attract or retain senior management (including members of the supervisory board) and other skilled personnel of the appropriate qualification and competence, due to RBS Group’s changing strategy, including the restructuring of the RBS Group’s CIB business as well as the imposition of restrictions on compensation or other regulatory initiatives. RBSH Group may suffer if it does not maintain good employee relations or as a result of employee misconduct.

•       RBSH Group operates in markets that are highly competitive and subject to rapid change. Recent regulatory and legal changes are likely to result in new market participants and changed competitive dynamics in certain key areas and other competitors may have more efficient operations as well as access to lower cost/funding and better client and employee retention rates.

Summary risk factors

•       RBSH Group’s businesses and performance can be negatively affected by actual or perceived global economic and financial market conditions and other global risks. RBSH Group is also exposed to any weakening of the European economy and the renewed threat of default or exit by certain countries in the Eurozone.

•       RBSH Group’s business performance could be adversely affected if its or the RBS Group’s capital are not managed effectively or as a result of changes to capital adequacy and liquidity requirements. In addition, RBSH Group’s ability to meet its obligations including its funding commitments depends on RBSH Group’s ability to access sources of liquidity and funding which may be affected by credit markets and the monetary policies of central banks.

•       RBSH Group’s borrowing costs, its access to the debt capital markets and its liquidity depend significantly on its and the RBS Group’s credit ratings. Any further reductions in the long-term or short-term credit ratings of RBS Holdings, RBS N.V., RBSG, RBS plc or one of their subsidiaries would increase borrowing costs and may limit RBSH Group’s access to capital and money markets and trigger additional collateral or other requirements as well as limit the range of counterparties willing to enter into transactions with RBS Holdings and may adversely affect RBSH Group’s competitive position.

•       RBSH Group’s businesses are subject to substantial regulation and oversight. Significant regulatory developments and increased scrutiny by RBSH Group’s key regulators has increased compliance risks and has had and is likely to continue to have a material adverse effect on how RBSH Group conducts its business and on its results of operations and financial condition. The RBS Group is also subject to resolution procedures under resolution and recovery schemes which may result in various actions being taken in relation to the RBS Group and any securities of the RBS Group and which may adversely affect RBSH Group, including through the exercise of the bail in powers introduced under the EU Bank Recovery and Resolution Directive.

•       The financial performance of RBSH Group has been, and may continue to be, materially affected by deteriorations in borrower and counterparty credit quality and further deteriorations could arise due to prevailing economic and market conditions and legal and regulatory developments. Depressed asset valuations resulting from poor market conditions may also result in further impairment charges and write-downs of RBSH Group’s assets. In addition, changes in interest rates including continued prolonged periods of low interest rates, foreign exchange rates, credit spreads, bond, equity, oil and commodity prices, basis, volatility and correlation risks and other market factors have significantly affected and will continue to affect RBSH Group’s business and results of operations.

•       The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate. RBSH Group’s valuation, capital and stress test models and the parameters and assumptions on which they are based rely on market data inputs and need to be constantly updated to ensure their accuracy. Failure of these models to accurately reflect changes in the environment in which RBSH Group operates or the failure to properly input any such changes could have an adverse impact on the modelled results.

•       The legal demerger of ABN AMRO Bank N.V. (as it was then named) has resulted in a cross liability that changes the legal recourse available to investors.

Forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the impact of certain aspects of the transformation plan announced by the RBS Group on RBSH Group,  the impact of the restructuring of the RBS Group’s CIB business on the remaining transfers of certain of the businesses of RBSH Group to RBS plc (the “Transfers”), the impact on RBSH Group of the implementation of the ring-fence of the retail banking operations of RBS Group, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios, liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Maximum Distributable Amount (MDA), minimum requirements for eligible liabilities (MREL), return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; litigation, government and regulatory investigations; RBSH Group’s future financial performance; the level and extent of future impairments and write-downs; and RBSH Group’s exposure to credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk.  These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk and other disclosures are dependent on choices relying on model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect RBSH Group’s results and the accuracy of forward-looking statements in this document include the risk factors and other uncertainties discussed in the 2014 Annual Report & Accounts and this document. These include: RBSH Group’s reliance on the RBS Group, RBSH Group’s ability to achieve its capital targets, RBSH Group’s ability to attract and retain qualified personnel; uncertainties regarding the outcomes of legal, regulatory and governmental actions and investigations that RBS Group and RBSH Group are subject to (including active civil and criminal investigations), and any resulting material adverse effect on RBSH Group of unfavourable outcomes; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBSH Group operates; operational risks that are inherent in RBSH Group’s  business; the potential negative impact on RBSH Group’s business of actual or perceived global economic and financial market conditions and other global risks; uncertainties regarding RBSH Group’s  exposure to any weakening of economies within the EU and renewed threat of default or exit by certain countries in the Eurozone; the achievement of capital and costs reduction targets; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity; the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; the extent of future write-downs and impairment charges caused by depressed asset valuations; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; changes in the credit ratings of RBSG, the Bank or other entities of the RBS Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; regulatory or legal changes; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies and continued prolonged periods of low interest rates; changes in laws, regulations, accounting standards and taxes; the high dependence of RBSH Group’s operations on its information technology systems and its increasing exposure to cyber security threats; the reputational risks inherent in RBSH Group’s operations; the risk that RBSH Group may suffer losses due to employee misconduct; the recoverability of deferred tax assets by RBSH Group; liabilities resulting from the legal demerger of ABN Amro Bank NV; and the success of RBSH Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the RBSH Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V. Registrant
Date:	28 August 2015	By	/s/ Cornelis Visscher
			Name:	Cornelis Visscher
			Title:	Chief Financial Officer